SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

PharmAthene, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71714G102

(CUSIP NUMBER)

Phil Frohlich

1924 South Utica, Suite #1120

Tulsa, Oklahoma 74104-6429

(918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

October 8, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71714G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,244,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,244,835
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,244,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71714G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,244,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,244,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,244,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71714G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,244,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,244,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,244,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 71714G102	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,244,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,244,835
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,244,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of common stock of PharmAthene, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to shares of Common Stock, par value $0.0001 per share, of the Issuer (the “Common Stock”) purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 5,244,835 shares of Common Stock held by the Prescott Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 5,244,835 shares of Common Stock held by Prescott Master Fund.

The Amendment amends and restates in its entirety the Schedule 13D as set forth below.

Item 1.	Security and Issuer

Securities acquired: Shares of Common Stock, par value $0.0001 per share (the “Common Stock”).

Issuer:	PharmAthene, Inc.
One Park Place
Suite 450
Annapolis, Maryland 21401

Item 2.	Identity and Background

(a) This Amendment is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap II and Phil Frohlich. Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of the Small Cap Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the “Controlling Persons”), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Small Cap Funds. The Reporting Persons (as hereinafter defined) are filing this Amendment jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.

(c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of the Small Cap Funds. The principal business of the Small Cap Funds is investing in securities.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Prescott Capital and the Small Cap Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of October 9, 2013, the Small Cap Funds had invested $9,477,260 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of the Small Cap Funds.

Item 4.	Purpose of the Transaction

The Small Cap Funds (together with Phil Frohlich and Prescott Capital, the “Reporting Persons”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

In addition, the Reporting Persons seek additional disclosures related to the Theraclone Sciences Inc. (“Theraclone”) merger transaction to ensure adequate information is provided to the Issuer’s shareholders prior to voting on any corporate matters designed to facilitate the proposed transaction. The Reporting Persons’ desire for adequate disclosure is significantly heightened by the fact that Issuer’s largest shareholder (entities associated with MPM Capital) also owns 14.1% of Theraclone.

Specifically, the Reporting Persons request additional disclosure related to the following aspects of the Theraclone merger transaction:

•	The Reporting Persons believe that the Issuer’s SIGA litigation asset is likely to be worth multiple times the current share price. Unfortunately, the Issuer’s current merger disclosure related to this topic is wholly inadequate for shareholders to make an informed decision as to the litigation asset’s value.

•	Given the change in ownership contemplated by the proposed Theraclone merger transaction, the Reporting Persons are concerned that management has overlooked the fact that there is an extremely high likelihood that the proposed transaction will ultimately result in a severe limitation of the Issuer’s $134.3 million in tax net operating loss carryforwards. If this limitation occurs, any future income that the Issuer receives from a SIGA litigation verdict would no longer be freely tax sheltered. In this regard, the Reporting Persons note that the Issuer’s recently filed Form S-4 for the Theraclone merger contains nearly 500 pages, while devoting all of one sentence to this critical issue.

Accordingly, the Reporting Persons are formally exercising their right under the Issuer’s Bylaws to call a special meeting of the Issuer’s shareholders for the specific purpose of addressing these important issues well before Issuer’s shareholders are asked to approve any corporate matters designed to facilitate the proposed Theraclone merger transaction. To this end, the Reporting Persons sent the letter attached hereto as Exhibit 99.1 to the Issuer on October 8, 2013.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 52,310,913 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 2, 2013 pursuant to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2013.

As of October 9, 2013, the Small Cap Funds beneficially owned 5,244,835 shares of Common Stock, representing approximately 10.0% of the issued and outstanding Common Stock of the Issuer.

Prescott Capital, as the general partner, of the Small Cap Funds may also be deemed to beneficially own the 5,244,835 shares of Common Stock held by the Small Cap Funds, representing approximately 10.0% of the issued and outstanding Common Stock of the Issuer.

In addition, Phil Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds, may also be deemed to beneficially own the 5,244,835 shares of Common Stock beneficially owned by the Small Cap Funds, representing approximately 10.0% of the issued and outstanding Common Stock of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds reported in this Amendment.

The filing of this Amendment on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 5,244,835 shares of Common Stock owned by the Small Cap Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) There have been no transactions in the Issuer’s Common Stock since the most recent filing of Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Letter to the Issuer from the Reporting Persons dated October 8, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2013

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich